VIA EDGAR

March 14, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Keira Nakada and Nasreen Mohammed

Re:    Accenture plc
Form 10-K for the Fiscal Year Ended August 31, 2023
File No. 001-34448

Dear Ms. Nakada and Ms. Mohammed:

On behalf of Accenture plc (“Accenture”, the “Company”, “we” or “our”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to KC McClure, dated March 5, 2024. To assist your review, we have provided the text of the Staff’s comments below prior to our response.

Form 10-K for the Fiscal Year Ended August 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Fiscal 2023 Compared to Fiscal 2022, page 36

1.We note that you present effective tax rate and diluted earnings per share excluding business optimization costs and investment gain in your results of operations discussion. It does not appear that you have clearly labeled each as a non-GAAP measure. Where applicable, please revise your presentation to fully comply with Item 10(e)(1)(i) of Regulation S-K. Also refer to Question 102.10(b) of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures with regards to your reconciliation of diluted earnings per share.

We acknowledge the Staff’s comment to clearly label our effective tax rate and diluted earnings per share excluding business optimization costs and investment gain as non-GAAP measures in our Results of Operations. We also note Item 10(e)(1)(i) of Regulation S-K and Question 102.10(b) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, in future filings, beginning with our Quarterly Report for the quarterly period ended February 29, 2024 (the “Q2 2024 Form 10-Q”), we will more clearly identify these measures as non-GAAP measures by labeling the metrics “adjusted” effective tax rate and “adjusted” diluted earnings per share, respectively, whenever used. Additionally, we will revise our tabular presentation of diluted earnings per share to also present the reconciliations in a tabular form before the comparison of non-GAAP disclosures.

Earnings per Share, page 42

2.Please present the income tax effects of the non-GAAP adjustments as a separate line item in your reconciliation of adjusted earnings per share and provide a footnote to explain how the income tax effects were calculated. Refer to Question 102.11 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We acknowledge the Staff’s comment regarding the presentation of income tax effects in our reconciliation of adjusted earnings per share, with reference to Question 102.11 of the Compliance and Disclosure Interpretations on non-GAAP Financial Measures. In future filings, beginning with the Q2 2024 Form 10-Q, we will present the income tax effect of non-GAAP adjustments as a separate line item in our reconciliation of adjusted earnings per share, with a footnote to explain how the income tax effects were calculated.

_______________________

Please do not hesitate to call Melissa Burgum at 703-947-5406 or the undersigned at 202-533-1152 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,
ACCENTURE PLC, represented by its duly authorized signatory

/s/ KC McClure
By: KC McClure

cc:	Julie Sweet, Accenture Joel Unruch, Accenture Melissa Burgum, Accenture Lori Zyskowski, Gibson, Dunn & Crutcher Ray Anderson, KPMG LLP
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